Mail Stop 3561
	July 18, 2005


Mark S. Robinow
Chief Financial Officer
Kona Grill, Inc.
7150 East Camelback Road, Suite 220
Scottsdale, Arizona 85251

          Re:	Kona Grill, Inc.
	Amendment No. 1 to Registration Statement on Form S-1
	Filed July 8, 2005
	File No. 333-125506

Dear Mr. Robinow:

	We have reviewed your amendment and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1
1. Please refer to comment 3 in our letter dated June 30, 2005.
We
note that you have retained the disclosure appearing under "Our Competitive Strengths" and "Our Growth Strategy." Please either delete this disclosure as requested previously or balance your key strengths with the associated risks of your business.
2. Please refer to comment 4 in our letter dated June 30, 2005.
We
continue to believe your summary contains various promotional terms and phrases that do not provide a balanced overview of your business.
As noted previously, you characterize aspects of your business as "innovative," "superior," "upscale," "high-quality," and "exceptional." Please revise your disclosure to provide a more balanced presentation of your business.
Summary Consolidated Financial Data, page 4
Selected Consolidated Financial Data, page 20
3. Please delete the last sentence of footnote (2) as it does not appear to be applicable to your pro forma earnings per share computations for the latest fiscal year and subsequent interim period presented.

Risk Factors, page 6
4. Please refer to comment 7 in our letter dated June 30, 2005.
We
continue to believe the following risk factors are generic because the information could apply to many companies in your industry or even in other industries. Please revise to specifically indicate how the stated risk applies to your company, or delete these risk factors:
* If we are unable to compete successfully in the casual dining segment..., page 11.
* The market price for our common stock may be volatile..., page
11.
Business, page 37

Growth Strategy, page 39
5. Please refer to comment 5 in our letter dated June 30, 2005. We note your response in support of the statement "...we believe our concept can support at least 200 restaurants in the United States."
The information you have provided does not appear to support the additional 200 restaurants in the United States. Please revise your disclosure as appropriate, or provide a more detailed analysis on how your concept can support the additional restaurants.

Certain Relationships and Related Party Transactions, page 68
6. Please refer to comment 23 in our letter dated June 30, 2005. We continue to believe the stockholders agreement related to the Series
A Preferred financing is a material agreement required to be filed under Item 601 of Regulation S-K.




Lock-Up Agreements, page 76
7. Please refer to comment 27 in our letter dated June 30, 2005. In the second paragraph under this caption, please explain in more detail the conditions that would cause the disposition of the securities under the lock-up agreements. For example, describe in greater detail how the number of shares requested to be released, the possible impact on the market for common stock, the trading price of your common stock, and the historical trading volumes of your common stock would cause the release of shares under the lock-up agreements.

Underwriting, page 81
8. Please refer to comment 28 in our letter dated June 30, 2005. We note your revised disclosure indicating that "After the initial public offering, the representative may change the public offering price and concession and discount to brokers or dealers." We continue to believe that a change in the offering price and other selling terms is a material change that requires a post-effective amendment to be filed and declared effective prior to offers or sales being made. Please revise your disclosure accordingly or provide a detailed analysis explaining why a post-effective amendment would not be required in this circumstance.
9. We refer to comment 29 in our letter dated June 30, 2005. We note your response, however, it remains unclear how you will determine those participants in the directed share program whom you characterize as "business associates, and related persons."
Please
revise your disclosure accordingly.

Consolidated Balance Sheets, page F-3
10. Please revise your consolidated balance sheet to disclose the number of shares that will be outstanding at March 31, 2005 on a pro forma basis.

Consolidated Statements of Operations, page F-4
11. Please revise the description of your pro forma net income
(loss)
per share for the latest fiscal year and subsequent interim period presented from "Pro forma diluted net income (loss) per share" to "Pro forma basic and diluted net income (loss) per share." The disclosure in Note 2 on page F-8, on page 4 in your Summary Consolidated Financial Data, and on page 21 in your Selected Consolidated Financial Data should be similarly revised.
12. We note your response to comment 32 in our letter dated June
30,
2005. As previously requested, please revise your earnings per share computations and all related disclosures in the registration statement to give retroactive effect to the 1 for 5 reverse stock-split that you plan to effect prior to completion of the planned public offering.

Note 14. Subsequent Events
13. We note your response to comment 51 in our letter dated June
30,
2005 and the disclosures that have been added to Note 14 in
response
to our comment. However, based on information provided in your response and your revised disclosure, we are still unclear as to how you calculated the maximum amount of expense to be recognized in connection with the accelerated vesting of outstanding stock options.
Please explain in further detail how you determined the intrinsic value associated with your options of $.20 per share. Your response should explain how you determined the fair value of your common shares in March 2005 for purposes of calculating or determining the intrinsic value of your outstanding options. Also, based on your response, it appears that the fair value of your shares at March 2005 is less than the expected public offering price of your common shares of $1.80 to $2.20 per share. Accordingly, please explain in detail the factors responsible for the increase in the value of your common shares. Additionally, please explain in further detail why you are unable to estimate compensation expense related to the amount by which an employee is expected to benefit from the acceleration of vesting, until the employee receives the benefit (i.e., exercises the option). We may have further comment upon receipt of your response.

Other
14. Based upon your response to comment 52 in our letter dated
June
30, 2005, we are unclear as to why compensation expense was recognized in connection with the options to purchase 200,000 shares of common stock that were issued to Mr. Jundt for his agreement to personally guarantee promissory notes issued by you, but not for the
100,000 options issued for his service as chairman of the board. Please explain why no compensation expense was recognized for these
100,000 options granted in January 2005.
15. Additionally, we do not believe that the discussion provided in
Management`s Discussion and Analysis with respect to options granted since December 31, 2004 was responsive to our prior comment. Accordingly, please revise your Management`s Discussion and Analysis to include the following disclosures with respect to any option grants made since December 31, 2004 and with respect to the outstanding options that were accelerated in March 2005:

* Disclose the number and terms of any options granted since
December
31, 2004 and discuss the significant factors, assumptions, and methodologies used in determining their fair value. As part of these disclosures, please indicate whether any valuation prepared was contemporaneous or retrospective and indicate whether the valuation was prepared by a related party. Also, explain why management selected the valuation alternative chosen and explain why management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist. These disclosures should also be provided with respect to the accelerated vesting of your outstanding options that occurred in March 2005.

* Discuss each significant factor contributing to the difference between the fair value of the options granted and the expected public offering price.

* Refer to the guidance outlined in paragraphs 179 through 182 of the
AICPA Audit and Accounting Practice Aid, "Valuation of Privately-Held-Company Equity Securities Issued as Compensation." We may have further comment upon receipt of your response and our review of your revised disclosures.

* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Jeffrey Jaramillo, Staff Accountant, at (202) 551-3212 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-
3813
if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson, Attorney-
Advisor, at (202) 551-3335 or Ellie Quarles, Special Counsel, at
(202) 551-3238 with any other questions you may have.

						Sincerely,



						Max Webb
						Assistant Director



cc:	Quinn Williams, Esq.
	Greenberg Traurig, LLP
	Fax: (602) 445-8647










































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Mark S. Robinow
Kona Grill, Inc.
July 18, 2005
Page 1